UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SOTHEBY’S

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

835898107

(CUSIP Number)

Neil S. Bhatia, Esq.

Marcato Capital Management LP

One Montgomery Street, Suite 3250

San Francisco, CA 94104

(415) 796-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Jeffrey L. Kochian, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

February 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835898107

1	Names of Reporting Persons MARCATO CAPITAL MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,571,806
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,571,806
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,571,806
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.53%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 835898107

1	Names of Reporting Persons RICHARD T. MCGUIRE III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES OF AMERICA
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,571,806
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,571,806
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,571,806
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.53%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 835898107

1	Names of Reporting Persons MARCATO, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,529,210
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,529,210
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,529,210
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.22%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 835898107

1	Names of Reporting Persons MARCATO II, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 117,754
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 117,754
11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,754
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.17%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 835898107

1	Names of Reporting Persons MARCATO INTERNATIONAL MASTER FUND, LTD.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,924,842
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,924,842
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,924,842
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.14%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 835898107

SCHEDULE 13D

This Amendment No. 7 supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on July 30, 2013, as amended from time to time (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of Sotheby’s, a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 4. Purpose of Transaction.

On February 26, 2015, Marcato filed a Notice of Challenge to Confidential Treatment with the Delaware Chancery Court (the “Notice”), seeking the unredacted release of certain documents from prior legal proceedings involving the Issuer. These legal proceedings, captioned Third Point LLC v. Ruprecht (Case No. 9469-VCP), involved a dispute between a large shareholder of the Issuer and members of its Board of Directors. The resolution of this dispute was announced on May 5, 2014, but unredacted versions of certain court filings remain unavailable to the public. The Issuer will have five days to determine whether it will oppose Marcato’s Notice and attempt to continue to deny the public access to these unredacted court documents.

The Notice is filed as Exhibit 6 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 6 – Notice of Challenge to Confidential Treatment.

CUSIP No. 835898107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 27, 2015	MARCATO CAPITAL MANAGEMENT LP

	By:	Marcato Holdings LLC

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: February 27, 2015	RICHARD T. MCGUIRE III

	By:	/s/ Richard T. McGuire III

Date: February 27, 2015	MARCATO, L.P.

	By:	MCM General Partner LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: February 27, 2015	MARCATO II, L.P.

	By:	MCM General Partner LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: February 27, 2015	MARCATO INTERNATIONAL MASTER FUND, LTD.

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Director